SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6089
H&R Block, Inc. 2000 Employee Stock Purchase Plan
(Full title of the Plan)
H&R BLOCK, INC.
4400 Main Street
Kansas City, Missouri 64111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Financial Position as of June 30, 2005 and 2004	3

Statements of Income and Changes in Plan Equity for the Years Ended June 30, 2005, 2004 and 2003	4

Notes to Financial Statements	5 - 7

Signature	8

Exhibits

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)	9
Consent of Independent Registered Public Accounting Firm - KPMG LLP

Report of Independent Registered Public Accounting Firm
To the Compensation Committee of the Board of Directors of H&R Block, Inc. and the Participants of the H&R Block, Inc. 2000 Employee Stock Purchase Plan:
We have audited the accompanying statements of financial position of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the Plan) as of June 30, 2005 and 2004, and the related statements of income and changes in plan equity for the years ended June 30, 2005, 2004, and 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of June 30, 2005 and 2004, and the results of its operations for each of the years in the three year period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Kansas City, Missouri
September 8, 2005

H&R Block, Inc. 2000 Employee Stock Purchase Plan
STATEMENTS OF FINANCIAL POSITION

June 30,
	2005	2004
Assets	$—	$—

Liabilities	—	—
Plan equity	—	—

Total liabilities & plan equity	$—	$—

See accompanying notes to financial statements.

H&R Block, Inc. 2000 Employee Stock Purchase Plan
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

	For the Year Ended June 30,
	2005	2004	2003
Participant contributions	$7,821,401	$5,560,338	$4,623,603

Participant withdrawals	(245,569)	(230,547)	(496,189)

Disbursement to purchase common stock of H&R Block, Inc.	(7,575,832)	(5,329,791)	(4,127,414)

Net additions	—	—	—

Plan equity at beginning of year	—	—	—

Plan equity at end of year	$—	$—	$—

See accompanying notes to financial statements.

H&R Block, Inc. 2000 Employee Stock Purchase Plan
NOTES TO FINANCIAL STATEMENTS
June 30, 2005 and 2004
1.	Description of Plan

The following is a brief description of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the “Plan”). The Plan is designed to encourage and assist employees of the subsidiaries of H&R Block, Inc. (the “Company”) to acquire an equity interest in the Company through the purchase of shares of the Company’s common stock. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was adopted by the Board of Directors of the Company on June 28, 2000 and by the shareholders at its Annual Meeting on September 13, 2000.

Common stock for the Plan is issued directly from the Company’s authorized but unissued shares or treasury shares. The aggregate number of shares that may be issued under the Plan cannot exceed 12,000,000 (adjusted effective August 22, 2005, for the effect of a two-for-one stock split of the Company’s common stock).

Eligibility. An employee of a participating subsidiary of the Company is eligible to participate in the Plan if the employee has been continuously employed by a participating subsidiary for at least twelve months. In addition, employees must be customarily employed at least 20 hours per week and at least five months in any calendar year.

Each eligible employee may enroll in the Plan as of the first day of an Option Period during open enrollment, which ends at least 15 days prior to the commencement of such Option Period. The Option Periods are six-month periods beginning on July 1 and January 1 of each year and ending on December 31 and June 30 of each year, respectively.

Contributions. A Plan participant can contribute from 1% to 10% of the participant’s “compensation,” as such term is defined in the Plan, through after-tax payroll deductions during the Option Period. Prior to the Plan year ended June 30, 2005, participants could increase or decrease their withholding percentage during an Option Period. Effective July 1, 2004, participants may not increase or decrease their withholding percentage during an Option Period. In addition to these limits, a participant cannot accrue at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of shares (as determined in the case of each such share as of the first day of an Option Period). The Company holds contributions until the end of the Option Period, at which point the Company issues shares for the contributions received. Contributions received in excess of the $25,000 limit are carried forward and applied to future option periods. No interest is paid or accrued on the participants’ payroll deductions. Contributions from participant payroll deductions are held by the Company and are used for general corporate purposes.

Participant withdrawals: A participant may not withdraw from the Plan at any time during an Option Period. However, a participant will cease to be a participant until and may only participate in future Option Periods if he or she re-enrolls in the Plan during an open enrollment period. Participants who terminate their employment with the Company and its subsidiaries are not eligible to continue participation in the Plan. Upon termination of employment or death, any accumulated contributions during an Option Period are distributed to the employee or beneficiary, without interest, by the Company.

Stock Purchase Provisions. On the first day of the Option Period (“Grant Date”), eligible employees are granted the option to purchase shares of the Company’s common stock. On the last day of the Option Period (“Purchase Date”), the Company issues common stock to the participants. The purchase price per share of common stock issued by the Company is 90% of the lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date. Fair market value is determined using the closing price of the Company’s common stock as listed on the New York Stock Exchange. All shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the Purchase Date.

Shares purchased pursuant to the Plan during the two Option Periods in the year ended June 30, 2005 were 154,946 shares and 192,584 shares, respectively. The purchase price per share for the common stock was $21.49 and $22.05 for the two Option Periods, respectively.

Shares purchased pursuant to the Plan during the two Option Periods in the year ended June 30, 2004 were 119,840 shares and 138,996 shares, respectively. The purchase price per share for the common stock was $19.59 and $21.46 for the two Option Periods, respectively.

Shares purchased pursuant to the Plan during the two Option Periods in the year ended June 30, 2003 were 99,522 shares and 128,638 shares, respectively. The purchase price per share for the common stock was $18.09 for each of the two Option Periods.

Plan Administration. The Plan is administered by the Compensation Committee of the Company’s Board of Directors. Expenses of the Plan are paid directly by the Company and are not reflected in the accompanying financial statements.

Plan Termination. Although the Board of Directors of the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, the Board of Directors may elect to restrict the purchase of shares under the Plan during the Option Period in which the Plan was terminated.

If such right is exercised, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.

2.	Accounting Policy

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles. Such preparation requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Disbursements to purchase common stock are recorded when common stock is allocated to participants at 90% of the lower of either the fair market value of the Company’s common stock on the Grant Date or the Purchase Date.

3.	Federal Income Taxes

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code (the “Code”). Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Company believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

4.	Stock Split

On June 8, 2005, the Board of Directors declared a two-for-one stock split of the Company’s Common Stock in the form of a 100% stock distribution, effective August 22, 2005, to shareholders of record as of the close of business on August 1, 2005. All share and per share amounts have been adjusted to reflect the retroactive effect of the stock split for all periods presented.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R Block, Inc. 2000 Employee Stock Purchase Plan

Date September 28, 2005	By:	/s/ Mark A. Ernst

Mark A. Ernst
Chairman of the Board, President and
Chief Executive Officer
H&R Block, Inc.